March 9, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn:	Cara Wirth

Dietrich King

Re:	Patria Latin American Opportunity Acquisition Corp.

Registration Statement on Form S-1

Filed March 19, 2021, as amended

File No. 333-254498

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Patria Latin American Opportunity Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:30 p.m. Eastern Time on March 9, 2022, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that as of the date hereof, as many copies of the Preliminary Prospectus dated March 7, 2022 as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus will be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[Signature Page Follows]

Very truly yours,

J.P. Morgan Securities LLC

By:	/s/ Stan Bluzer
	Name:	Stan Bluzer
	Title:	Executive Director

Citigroup Global Markets Inc.

By:	/s/ Juan Carlos George
	Name:	Juan Carlos George
	Title:	Managing Director

[Signature Page to Underwriter Acceleration Request Letter]